Mail Stop 3561

April 28, 2008

By Facsimile and U.S. Mail

Mr. Steven J. Malcolm
Chief Executive Officer
Northwest Pipeline GP
One Williams Center
Tulsa, OK 74172

> **Re:** **Northwest Pipeline GP**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-07414**

Dear Mr. Malcolm:

     We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief